Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Friday July 21, 2023

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

NVXAD	PERFORMANCE RIGHTS	78,618	21/07/2023

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity
NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ABN	54157690830

1.3 ASX issuer code
NVX

1.4 The announcement is
New announcement

1.5 Date of this announcement
21/7/2023

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
has an existing ASX security code ("existing class")

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

NVXAD : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

21/7/2023

Will these +securities rank equally in all respects from their issue date with the existing issued

+securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02572548-2A1400747?access_token=8 3ff96335c2d45a094df02a206a39ff4

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

78,618

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

Total number of
ASX +security code and description	+securities on issue

NVX : ORDINARY FULLY PAID	486,947,711

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVXAD : PERFORMANCE RIGHTS	14,614,004

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	28,860,001

NVXAK : SHARE RIGHTS	436,403

NVXAL : CONVERTIBLE NOTES	45,221,586

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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